SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)


                               BAYVIEW CORPORATION
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   07324T100
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                                 (CUSIP Number)

                              Aaron Lamkin, Manager
                            Bayview Management, LLC.
                        7400 E. Orchard Road, Suite 290
                          Greenwood Village, CO 80111
                                 (303) 771-7300
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                January 17, 2005
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 6 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bayview Management, LLC.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*


Investors and Principals in Reporting Entity
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

USA - Colorado Limited Liability Corporation
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    1,050,000
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    1,050,000
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                   0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


   1,050,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
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ITEM 1. SECURITY AND ISSUER

Common Stock of Bayview Corporation, a Nevada Corporation.

--------------------------------------------------------------------------------

ITEM 2. IDENTITY AND BACKGROUND

     (a) Aaron Lamkin, Manager and primary beneficial owner of Bayview Management, LLC. The primary beneficial owner is The Regency Group, Inc. which owns 50% of the LLC of which Mr. Lamkin is a principal and a director.

     (b) Bayview Management, LLC., 7400 E. Orchard Road, Suite 290, Greenwood Village, CO 80111, (303) 771-7300.

     (c) Aaron Lamkin graduated from Colorado State University with a Bachelors of Science degree. As an entrepreneur, Mr. Lamkin joined The Regency Group in 1999 and became a partner in 2000. Since then, Mr. Lamkin has formed several companies and still remains on the Board of Directors for many of these Companies. Today his primary business still remains The Regency Group. The Regency Group is a Management and Financial Consulting Company whose primary business is assisting private companies with day to day operations and transitioning into the public market. Mr. Lamkin has been involved in many mergers and acquisitions and continues to consult these companies on an ongoing basis.

     (d) During the last five years neither the Reporting Entity nor its Manager have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years neither the Reporting Entity nor its Manager have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has any final order, judgment, or decree been entered enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Citizenship: United States of America.
--------------------------------------------------------------------------------

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Total funds for share purchase were $725,000. The funds were from personal funds of principals and investors in Bayview Management, LLC.

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                                     Page 3

ITEM 4. PURPOSE OF TRANSACTION

     The Reporting Person acquired the securities in order to control the Company. There are plans known to the Reporting Person, as of date hereof which relate to:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer because the Company may negotiate to enter into a business combination with Xpention, Inc. however, no agreements have been negotiated as of date hereof;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, involving the possible business combination with Xpention, Inc. as mentioned in
(a) above;

     (c) No sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;;

     (d) Changes in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board are expected to occur if a business combination with Xpention, Inc. or any other company, is negotiated;

     (e) No material change in the present  capitalization or dividend policy of
the  Issuer  is  planned,   except  for  issuance  of  shares  in  any  business
combination;

     (f) No other material change in the Issuer's business or corporate structure is planned including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     (g) No Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person are planned;

     (h) Reporting Entity does not plan to cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter/dealer quotation system of a registered national securities association;

     (i) Reporting Entity does not plan to cause a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.
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                                     Page 4

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Aggregate number of shares owned:                  1,050,000
         Percent of outstanding shares owned:               32.09%

         Aggregate number of options owned:                 0
         Percent of outstanding options owned:              0%

     (b) Sole Power of voting for Reporting Person:         1,050,000

     (c) Transactions in securities in the past
         60 days for Reporting Person:                      None

     (d) No other person is known to have power to direct receipt of dividends from, or proceeds from sale of such securities.

     (e)  Not applicable.
--------------------------------------------------------------------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


     No other arrangements, understandings, or relationships exist with respect to Issuer's securities except as set forth in the Share Purchase Agreement. A Share Purchase Agreement by and between Paul Ng, Luigi Federico, and Bayview Management, LLC., a Colorado Limited Liability Corporation, dated January 17, 2005. whereby reporting person purchased 1,050,000 shares of Issuer.

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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


Exhibit 10.1 -  Share Purchase Agreement
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                                     Page 5

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        January 19, 2005
                                        ----------------------------------------
                                                         (Date)

                                        Bayview Management, LLC.



                                        by:
                                        ----------------------------------------
                                                       (Signature)


                                        Aaron Lamkin, Manager
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

















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